UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 21st, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Updates Operations

Wellington, New Zealand – Friday April 21, 2006 -/PRNewswire/- Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. today provided updates on a number of operational matters:

Douglas-1 Exploration Well, PPL 235, Papua New Guinea

As at 05:00 hrs on Friday April 21, 2006 (local time), the Douglas-1 exploration well was at a plug back depth of 92mBRT. During the week the drilling crew unsuccessfully attempted to recover 290m of drill pipe equipment which had become stuck in the hole. A cement plug was placed on top of the fish and the well will be sidetracked shortly. Current operation is waiting on cement and preparing to sidetrack. Given this interruption to drilling progress, it is now likely that total depth for the well will not be reached for a further 16 days.

Participants in PPL 235 are:

Trans Orient Petroleum (PNG) Ltd (a wholly-owned subsidiary of Austral Pacific Energy Ltd.) 35% and operator; and

Rift Oil PLC 65%

Cheal Field Development, PEP 38738-01, Onshore Taranaki, New Zealand

The final draft of the Cheal Field Development Plan will be issued to joint venture participants for their full and final approval next week. It is expected that project construction activities will commence immediately upon receipt of the requisite approvals.

Cardiff Testing, PEP 38738-02, Onshore Taranaki, New Zealand

Constraints on the availability of a wireline unit have been removed and as a consequence the installation of a US-sourced downhole plug will proceed forthwith. Once installed the plug will enable the upper McKee sand to be isolated and tested. Securing a definitive test on this sand is a key step toward establishing Cardiff’s commercial viability.

Brecon 3D Seismic Survey, PEP 38738-01/02, Onshore Taranaki, New Zealand

The Brecon 3D seismic survey is being conducted over the area containing the Cheal and Cardiff discoveries. Acquisition of seismic data is scheduled to commence in 5 days and is anticipated to take about 5 weeks. Following processing of the field data, results from the survey will be available in late July. The interpreted results of the survey will be used to optimize bottom hole locations for the Cheal development wells, and to further define and delineate drilling targets in the permit areas at both the Mt Messenger (Cheal) and Kapuni (Cardiff) levels.

Whaler 2D Seismic Survey, PEP 38258, Offshore Canterbury, New Zealand

The 481km Whaler Marine 2D Seismic Survey finished on April 21, 2006. This seismic survey is designed to infill the existing seismic coverage over the Whaler, Caravel and Coracle Prospects. Following interpretation of the data, it is anticipated that Whaler Prospect will be matured to drillable status.

Web site:     www.austral-pacific.com
Email:          ir@austral-pacific.com

Phone:         Rick Webber, CEO +64 (4) 476 2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com  and www.sec.gov/edgar/searchedgar/webusers.htm for further information.